Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

August 20, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anu Dubey

Re:	Privacore PCAAM Alternative Growth Fund (the “Fund”)

Initial Registration Statement on Form N-2

File No. 811-23960

Dear Ms. Dubey,

The following responds to the comments provided via email on May 22, 2024, in connection with the Securities and Exchange Commission (“SEC”) Staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), on April 25, 2024. The changes to the Fund’s disclosure discussed below are reflected in Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated. The Fund confirms that the responses to the Staff’s comments provided in one section will be similarly applied in other parallel sections, except as noted by the Fund.

PROSPECTUS

Cover Page

1.	Comment: Please tell us what “PCAAM” in the Fund’s name stands for.

Response: The term “PCAAM” in the Fund’s name is an acronym for Partners Capital Alternative Asset Management.

2.	Comment: The fifth sentence of the first paragraph states that the Adviser intends to register as an investment adviser with the SEC. As an adviser to a registered investment company, the Adviser must be registered with the SEC. If accurate, please revise the disclosure to so indicate; otherwise, we will have more comments. Also, please tell us whether the Adviser has applied for registration as an investment adviser with the SEC and the status of the application. See Section 203A(a)(1)(B) of the Investment Advisers Act of 1940.

Response: The Adviser is registered as an investment adviser with the SEC under the Advisers Act. Accordingly, the Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text ~~struck through~~):

“Each of the ~~The~~ Adviser ~~intends to register~~ and ~~the~~ Sub-Adviser is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (“Advisers Act”).”

3.	Comment: The first sentence of the second paragraph states that the Fund’s investment objectives are to seek to achieve capital appreciation over the medium to long-term and offer a consolidated, diversified investment solution to investors seeking to allocate a portion of their portfolios to private market investments aimed at achieving capital appreciation. Please divide this sentence into two parts as “to seek to achieve capital appreciation over the medium to long-term” appears to be the Fund’s sole investment objective. Staff does not view offering “a consolidated, diversified investment solution to investors seeking to allocate a portion of their portfolios” to certain types of investments aimed at achieving the Fund’s objective to be an investment objective.

Response: The Fund has replaced the above-referenced sentence with the following disclosure in the Revised Registration Statement:

“The Fund’s investment objective is to achieve capital appreciation over the medium to long-term. The Fund seeks to offer a consolidated, diversified investment solution to investors seeking to allocate a portion of their portfolios to private markets investments aimed at achieving capital appreciation.”

4.	Comment: The second sentence of the second paragraph states that the Fund’s investments “are expected to include” various types of investments. Please replace “are expected to include” with “will include” or “include”. See Item 8.2 of Form N-2 (which requires disclosure of the investment objectives and policies of the Fund that “will constitute its principal portfolio emphasis” [emphasis added]).

Response: The Fund has revised the phrase “are expected to include” to “include” in the above-referenced paragraph in the Revised Registration Statement.

5.	Comment: The third sentence of the fourth paragraph states that the Fund intends to apply to the SEC for an exemptive order that would permit the Fund to offer more than one class of Shares. Please disclose here that there is no assurance that the SEC will grant such exemptive order.

Response: The Fund has added the following disclosure to the above-referenced paragraph in the Revised Registration Statement:

“There is no assurance that the SEC will grant such exemptive order.”

6.	Comment: The cover page identifies six risks in bullet point format. Please disclose each bulleted risk in bold font to make the disclosure more prominent.

Response: The Fund has made the requested change in the Revised Registration Statement.

7.	Comment: The second to last sentence will identify the Fund’s principal underwriter. If the Placement Agent is the same as the Fund’s principal underwriter, please use a single term to identify such party.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“THE FUND’S ~~PRINCIPAL UNDERWRITER~~ PLACEMENT AGENT IS JANUS HENDERSON DISTRIBUTORS US LLC.”

In addition, the Fund has indicated in the Revised Registration Statement that the Placement Agent is the principal underwriter of the Fund’s shares.

Fund Summary — The Fund and the Shares (page 1)

8.	Comment: The fourth sentence of the fourth paragraph of this section states that the Fund intends to apply for “and expects to receive” an exemptive order from the SEC with respect to the Fund’s multi-class structure. Inasmuch as there is no assurance that the Fund will obtain the exemptive order, please consider deleting “and expects to receive”.

Response: The Fund has made the suggested change in the Revised Registration Statement.

Fund Summary — The Offering (pages 5)

9.	Comment: The second sentence of this section states that the Fund, in its sole discretion, may accept investments below the minimums identified in the previous sentence. Please revise this sentence to limit the Fund’s ability to accept investments below the identified minimums. Please note that staff does not object to waiver of a $25,000 minimum investment requirement as to employees, officers or trustees of a fund, its adviser, or their affiliates and their immediate family members and/or based on consideration of the investor’s overall relationship with the adviser or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in a fund for purposes of satisfying the minimum investment requirement.

Response: The Fund has replaced the above-referenced sentence with the following disclosure in the Revised Registration Statement:

“However, the Fund reserves the right, in its sole discretion, to waive the minimum initial investment amounts for investments by current or retired officers and trustees of the Fund and other funds managed by the Adviser, as well as their family members; current or retired officers, directors and employees of the Adviser and certain participating affiliated companies of the Adviser; the immediate family members of any such officer, trustee or employee (including parents, spouses, children, fathers/mothers-in-law, daughters/sons-in-law, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the minimum initial investment amounts may be reduced in the discretion of the Adviser based on consideration of various factors, including the investor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time. The Fund, in the sole discretion of the Adviser, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.”

Fund Summary — Repurchases of Shares (page 5 – 6)

10.	Comment: The last sentence of the fifth paragraph of this section states that the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. Please revise this sentence to be consistent with the requirements set forth in Rule 13e-4(f)(3)(i) under the Securities Exchange Act of 1934 (“Exchange Act”), which circumscribes an issuer’s ability to take up shares other than on a pro rata basis when a greater number of shares is tendered than the issuer is willing to take up. Please also revise similar sentences on page 59 (last sentence of fourth paragraph under “Repurchases of Shares”) and on page 62 (last sentence of third full paragraph on page 62) in this manner.

Response: The Fund has revised the above-referenced paragraph as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Board, in its sole discretion, subject to applicable federal securities laws. ~~The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained~~. If a Shareholder tenders a portion of his or her Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below the required minimum account balance of $10,000, the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares.”

The Fund confirms that consistent changes have been made to other applicable disclosures in the Revised Registration Statement.

11.	Comment: The last sentence of the sixth paragraph of this section states that the Fund may waive an early repurchase fee when the Board determines that doing so is in the best interests of the Fund. The second sentence in footnote 2 on page 8 states the same disclosure but adds “and in a manner as will not discriminate unfairly against any Shareholder.” Please reconcile this disclosure. Please also disclose that such waivers will be applied uniformly to all Shareholders.

Response: The Fund has replaced the above-referenced disclosure consistently with the following disclosure in the Revised Registration Statement:

“An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. Such waivers will be applied uniformly to all Shareholders.”

Summary of Fund Expenses (pages 8 – 10)

12.	Comment: The third sentence of footnote 6 states that, historically, a substantial majority of the Co- investments made by the Sub-Adviser and its affiliates on behalf of clients have been made without any acquired fees. Please consider deleting, or moving elsewhere, this sentence as it describes characteristics of investments made in the past and other than for the Fund.

Response: The Fund confirms that the above-referenced sentence has been deleted in the Revised Registration Statement.

13.	Comment: Please confirm to us if the Fund plans to engage in any borrowing and, if so, please include interest expense in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

Response: The Fund supplementally confirms that it does not have plans to engage in any borrowings at this time, but it may utilize leverage in the future. The Fund has added a line of “Interest Payments on Borrowed Funds” in the fee table showing 0.00% interest expenses, with a footnote noting that the Fund does not anticipate engaging in any borrowings for the current fiscal year.

Investment Objectives and Strategies — Investment Objectives — Types of Investment Structures (pages 11 – 12)

14.	Comment: The last sentence of this section refers to a “J-curve”. Please disclose what a J-curve is.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined):

“Capital committed to a Co-Investment is typically invested immediately, mitigating a “J-Curve” (which is the tendency to deliver negative returns and cash flows in the early portion a Portfolio Fund’s lifecycle (due to the Portfolio Fund’s investment-related expenses and fees), with the trend reversing in the later portion of the Portfolio Fund’s lifecycle as its investments mature and are sold), and creating a more predictable cash flow dynamic, but may also involve a commitment to fund additional capital under certain circumstances.”

Investment Objectives and Strategies — Investment Objectives — Target Asset Classes Overview (pages 12 – 13)

15.	Comment: Under “Growth Equity”, the last sentence states that many such companies are often “beyond basic technology or business plan risk.” Please clarify this disclosure to explain what it means for companies to be beyond such risks.

Response: The Fund has replaced the above-referenced sentence with the following disclosure in the Revised Registration Statement:

“Many such companies are often in a high growth phase and have established basic technology framework and business plans.”

16.	Comment: Under “Private Debt”, the fourth sentence refers to “turnarounds” and “special situations”. Please disclose what turnarounds and special situations are.

Response: The Fund has added the following disclosure immediately after the above-referenced sentence in the Revised Registration Statement:

“Turnarounds refer to opportunities to invest in companies that would benefit from a significant set of operational improvements. Often, the debt or equity of the company is trading or otherwise available at a level significantly below the expected value of the assets if the company were to undertake such improvements, and such initiatives are implemented by taking majority control of the debt or equity. Companies that are in special situations may be undergoing bankruptcy, liquidation proceedings, recapitalization, or other reorganization as a result of financial or business stress or distress.”

Investment Objectives and Strategies — Investment Strategies (pages 13 – 16)

17.	Comment: On page 13, the last sentence refers to “vintage year”. Please disclose what vintage year means.

Response: The Fund has added the following disclosure immediately after the above-referenced sentence in the Revised Registration Statement:

““Vintage year” refers to the year in which a private equity investment is made. For fund investments, it is typically the year in which a private equity fund makes its first investment. For example, a fund that held its final closing in December 2023, after an 18-month fundraising period, and makes its first investment in January 2024 would be deemed to have a vintage year of 2024.”

Investment Objectives and Strategies — Investment Strategies — Investment Selection (page 14)

18.	Comment: The first sentence of the second paragraph of this section states that the Sub-Adviser seeks to invest the Fund’s capital in the highest quality investments available. Please disclose what “highest quality” means.

Response: The Fund has added the following disclosure in the Revised Registration Statement:

“Generally speaking, quality refers to the asset itself and the sponsor of the asset. Broadly, high quality investments are considered those that the Sub-Adviser believes will generate strong risk-adjusted return driven by factors it can assess through due diligence of the asset and sponsor. Such asset-specific factors may include, but are not limited to, structural trends related to a specific industry, the company’s balance sheet, growth potential, or competitive market position. Such sponsor-specific factors may include, but are not limited to, the scale, skillset, and experience of the investment and portfolio company operations teams, the depth of financial analysis, or investment sourcing advantages.”

Investment Objectives and Strategies — Investment Strategies — Asset Allocation —Hedging Techniques (page 17)

19.	Comment: The first sentence of this section states that the Sub-Adviser may employ various hedging techniques to reduce certain potential risks to which the Fund’s portfolio may be exposed. Please disclose the types of risks against which the Sub-Adviser may hedge.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined):

“From time to time, the Sub-Adviser may employ various hedging techniques in an attempt to reduce certain potential risks (including, but not limited to, interest rate risk, currency exchange rate fluctuation risk, or commodity risk) to which the Fund’s portfolio may be exposed.”

General Risks — Payment In-Kind for Repurchased Shares (page 18)

20.	Comment: The third sentence of this risk factor states that the Fund has the right to distribute securities as payment for repurchased Shares. Please disclose that if the Fund offers more than one type of consideration to pay for repurchased Shares, holders of Shares will be afforded equal rights to elect among each type of consideration offered and the highest consideration of each type paid to any holder is paid to any other holder receiving that type of consideration. See Rule 13e-4(f)(10) under the Exchange Act.

Response: The Fund supplementally confirms that the Fund only offers one type of consideration (in either cash, marketable securities, or cash and marketable securities) to the Shareholders who tender all or portion of their Shares in a given repurchase offer. The Fund has added the following disclosure immediately before the final sentence of the above-referenced paragraph in the Revised Registration Statement:

“In the unusual event that the Fund would need to pay all or a portion of the payment for repurchased Shares by an in-kind distribution of securities, the Fund would make such payment on a pro-rata basis to all Shareholders tendering their Shares in a repurchase offer to ensure that such Shareholders have equal rights.”

General Risks — Dilution from Subsequent Offerings of Shares (page 20)

21.	Comment: The second sentence of this risk factor states that additional purchases will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases. Please explain to us why dilution would occur, given that Shares will be purchased at the Fund’s net asset value.

Response: The Fund respectfully submits that an explanation regarding why additional purchases of Shares will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases is provided beneath the heading entitled “Dilution from Subsequent Offerings of Shares” in the Registration Statement. That disclosure states that “[a]dditional purchases will dilute the indirect interests of existing Shareholders in the Fund Investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund Investments underperform the prior investments. Further, in certain cases Portfolio Fund Managers may structure performance-based compensation, with such compensation being paid only if gains exceed prior losses. The value attributable to the fact that no performance-based compensation is being paid to a Portfolio Fund Manager until its gains exceed prior losses is not taken into account when determining the NAV of the Fund. New purchases of Shares will dilute the benefit of such compensation structures to existing Shareholders.”

General Risks — Valuation of Fund Investments (pages 20 – 21)

22.	Comment: The second sentence of the third paragraph of this risk factor indicates that Privacore Capital Advisors, LLC is the Valuation Designee. Please explain to us how the Fund will comply with ASC 820 if the Valuation Designee will generally not have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.

Response: The Fund supplementally submits that the Sub-Adviser is engaged to assist the Valuation Designee in determining the fair value of all securities and other investments/assets held by the Fund. The Sub-Adviser will provide regular reports to the Valuation Designee, including on the Sub-Adviser’s processes to assess the adequacy of Portfolio Fund Managers’ fair value methodologies and for independent pricing to determine NAV. The Valuation Designee, in establishing and consistently applying appropriate fair value methodologies for Fund investments and in ensuring that such methodologies are consistent with ASC 820, initially reviewed and will periodically review the Sub-Adviser’s valuation methods, techniques, inputs and assumptions used in the pricing of Fund investments and in the Sub-Adviser’s reporting to the Valuation Designee. Further, the Valuation Designee will monitor and validate the pricing of Fund holdings, including through the use of a third-party pricing vendor.

The Fund has added the following disclosure as the final sentence of the above-referenced paragraph in the Revised Registration Statement:

“The valuation of the Fund’s investments is performed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 820 - Fair Value Measurements and Disclosures (“ASC 820”). The Sub-Adviser assists the Valuation Designee in determining the fair value of Fund investments and provides regular reports to the Valuation Designee. The Sub-Adviser will initially and periodically review each Portfolio Fund Manager’s valuation methods, techniques, inputs and assumptions, to ensure that appropriate fair value methodologies are consistently applied to Fund investments and that such methodologies are consistent with ASC 820. The Valuation Designee initially reviewed and will periodically review the Sub-Adviser’s valuation methods, techniques, inputs and assumptions used in the pricing of Fund holdings and in the reports to the Valuation Designee. The Valuation Designee utilizes the services of a third-party vendor in monitoring and validating the pricing of Fund Investments.”

Business and Structure Related Risks — Amount or Frequency of Distributions Not Guaranteed (page 24)

23.	Comment: The first sentence of the second paragraph of this risk factor states that the Fund may return proceeds from the offering of Shares, which may constitute a return of capital and lower your tax basis in your Shares. Please also disclose that, as a result, a Shareholder may pay more taxes on gains upon sale of the Shares with the lower tax basis.

Response: The suggested disclosure has been added in the Revised Registration Statement.

Investment Related Risks — Restrictions on Raising Capital and Borrowing (page 28)

24.	Comment: The second sentence of this risk factor states that the Fund may issue senior securities, including borrowing money from banks or other financial institutions, only in amounts such that the Fund’s asset coverage equals at least 200% after occurrence or issuance. Please replace 200% with 300%. See Section 18(a)(1)(A) of the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund has made the requested change in the Revised Registration Statement.

Investment Related Risks — Regulatory Risk/Loan Industry (pages 34 – 35)

25.	Comment: Disclosure throughout this risk factor refers to “platforms”. Please describe such platforms with specificity in this risk factor. We may have more comments after reviewing your response.

Response: The Fund has revised the second sentence of the first paragraph under the above-referenced risk factor to explain “platforms” in the Revised Registration Statement (added text underlined;):

“These authorities also may impose obligations and restrictions on the activities of platforms that originate loans, or activities of other entities involved in the alternative lending process.

Investment Related Risks — Other Investment Company Risk (page 36)

26.	Comment: The first sentence of this risk factor states that the Fund will incur higher and duplicative expenses when it invests in shares of, among other things, ETFs. Please disclose that the Fund invests in ETFs in the description of the Fund’s investment strategies or explain to us why doing so is not appropriate.

Response: The Fund has added the following requested disclosure in the description of the Fund’s investment strategies in the Revised Registration Statement:

“The Fund may invest in the securities of other investment companies, including mutual funds (including money market funds), business development companies (“BDCs”), closed-end funds, exchange-traded funds (“ETFs”) and other investment companies that are registered under the Investment Company Act, to the extent that such investments are consistent with the Fund’s investment objective and permissible under the Investment Company Act.”

Investment Related Risks — Concentration of Investments (pages 40 – 41)

27.	Comment: The first sentence of this risk factor states that there are no limitations imposed by the Advisers as to the amount of Fund assets that may be invested, among other things, “indirectly in any single industry” [emphasis added]. Please revise this disclosure to indicate that the Fund’s policy not to concentrate in a particular industry or group of industries (disclosed on page 1 of the Statement of Additional Information) limits the Fund’s ability to invest in any single industry. See Section 8(b)(1)(E) of the 1940 Act; Instruction 1 to Item 8.2.b.(2) of Form N-2 (stating that “[c]oncentration .. . . is deemed 25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.”)

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“Except to the extent required by applicable law and the Fund’s fundamental policies, ~~T~~there are no limitations imposed by the Advisers as to the amount of Fund assets that may be invested in (i) any one Portfolio Fund, (ii) in Portfolio Funds managed by a particular Portfolio Fund Manager or its affiliates, (iii) indirectly in any single industry or group of industries, subject to the Fund’s policy not to concentrate in a particular industry or group of industries as concentration is defined under the Investment Company Act, the rules and regulations thereunder or any exemption therefrom (see “Statement of Additional Information – Fundamental Policies”), or (iv) in any issuer.”

28.	Comment: The first sentence of the second paragraph of this risk factor describes the risk that will arise “[t]o the extent that the Fund concentrates its investments in a particular industry”. Please revise this sentence as the Fund has adopted a fundamental policy not to concentrate in a particular industry or group of industries.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text ~~struck through~~):

“To the extent that the Fund ~~concentrates its investments~~ invests more heavily in a particular industry, the Fund’s NAV will be more susceptible to events or factors affecting companies in that industry.”

Special Risks Pertaining to Investments in Portfolio Funds — Consortium or Offsetting Investments (page 49)

29.	Comment: The first sentence of this risk factor states that the Portfolio Fund Managers may invest in consortia. Please disclose what consortia are.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“One or more Portfolio Fund Managers may ~~invest in consortia~~ work with other Portfolio Fund Managers to invest collectively in the same underlying company, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions.”

Management of the Fund — The Adviser and Sub-Adviser (page 58)

30.	Comment: Please disclose the Adviser’s investment advisory experience. See Item 9.1.b.(1) of Form N- 2.

Response: The Fund has added the following sentence to the first paragraph beneath the heading entitled “MANAGEMENT OF THE FUND – The Adviser and Sub-Adviser” in the Revised Registration Statement:

“The Adviser is registered with the SEC under the Advisers Act as a newly formed investment adviser. As of June 30, 2024, it had approximately $28 million in assets under management.”

Investment Management Fee (page 52)

31.	Comment: The last sentence of this section states that a portion of the Investment Management Fee may be paid to brokers or dealers that assist in the distribution of Shares. Please explain to us whether the Board considered the appropriateness of the Investment Management Fee in light of the fact that a portion of such fee may be used for purposes other than providing advisory services. See Section 15(c) of the 1940 Act.

Response: The Fund supplementally confirms that the Investment Management Fee is compensation to the Adviser for providing advisory services. Accordingly, the Fund has deleted the above-referenced sentence in the Revised Registration Statement and included the following:

“The Adviser may make payments from its own resources to affiliated and third parties in connection with the promotion and sale of the Fund’s shares, in addition to the sales-related and other compensation that these parties may receive from the Fund, if any. These payments do not change the price paid by investors for the purchase of a share, the amount the Fund will receive as proceeds from such sales or the fees and expenses paid by the Fund.”

Placement Agent (pages 52 – 53)

32.	Comment: The second sentence of the last paragraph of this section states that the Fund or Adviser may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. The following sentence states that no sales charge is expected to be charged with respect to investments by certain parties “and others in the Fund’s sole discretion.” Please revise these sentences to identify each class of individuals or transactions to which waivers or variations in sales loads apply. See Rule 22d-1(b) under the 1940 Act; Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

Response: The Fund has revised the above-referenced sentences as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“The Fund ~~or Adviser~~ may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. See “PURCHASING SHARES - Sales Charge - Class S Shares and Class D Shares.” ~~No sales charge is expected to be charged with respect to investments by the Advisers and their affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion.~~

Distribution and Service Plan (page 53)

33.	Comment: Please disclose that because the Distribution and Servicing Fees are paid out of Fund assets on an on-going basis, these fees will increase the cost of your investment and may cost you more than paying other kinds of sales charges. See Item 12(b)(2) of Form N-1A.

Response: The Fund has revised the sixth sentence of the first paragraph under the heading entitled “DISTRIBUTION AND SERVICE PLAN” in the Revised Registration Statement as follows (added text underlined; deleted text struck through):

“Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of ~~an~~your investment and may cost you more than paying other types of sales charges.”

Fund Expenses (page 54)

34.	Comment: The second sentence of this section identifies, among other things, review of side letters as an expense to be borne by the Fund. Please tell us if the Fund intends to enter into side letters. We may have more comments after reviewing your response.

Response: The Fund supplementally confirms that it intends to enter into side letters with private fund managers as it relates to certain investments primarily for other commercial terms, tax, and regulatory requirements, consistent with the Massachusetts Mutual Life Insurance Company No-Action Letter.

Outstanding Securities (page 59)

35.	Comment: Disclosure states that as of the date of this Memorandum, there were no outstanding Shares of the Fund. Please tell us if a party other than the Fund’s sponsor or one of its affiliates will provide the Fund’s initial seed capital. If so, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The affiliated investor is Janus Henderson Investors US LLC, a minority investor and joint venture partner to the sponsor. Unaffiliated investors remain to be identified as of the date of this response letter, but may include institutions or individuals for which this investment is deemed appropriate. The Fund’s Adviser and/or Sub-Adviser will be responsible for identifying and approving such prospective seed investors.

Repurchase Procedures (pages 60 – 62)

36.	Comment: The second sentence of the second paragraph of this section refers to a Discount Repurchase Offer. Please define this term.

Response: The Fund has added the following paragraph under the section entitled “REPURCHASES OF SHARES” as the final paragraph:

“As an alternative, during such periods the Board may offer to repurchase Shares at a discount to their prevailing net asset value that appropriately reflects market conditions, subject to applicable law (a “Discount Repurchase Offer”). The benefit of any Shares repurchased at a discount will be for the benefit of the Fund.”

37.	Comment: The first sentence of the third paragraph of this section states that payment by the Fund upon a repurchase of Shares will be made in the form of the Promissory Note. Please remove disclosure of the use of Promissory Notes to pay repurchase proceeds because the use of such notes is not consistent with the requirement in Rule 13e-4(f)(5) under the Exchange Act to provide prompt payment of the consideration offered to tendering shareholders. Instead, please disclose that the Fund will pay at least 95% of the cash consideration to tendering shareholders no later than 65 days after the last day that a Shareholder can tender Shares, i.e., the expiration date of the tender offer, and receive the remaining 5% of cash consideration no later than two business days after completion of the Fund’s annual audit.

Response: The Fund has replaced the above-referenced sentence with the following disclosure in the Revised Registration Statement:

“The Fund will pay at least 95% of the cash consideration to tendering shareholders no later than 65 days after the Expiration Date of a repurchase offer, and pay the remaining 5% of cash consideration no later than two business days after completion of the Fund’s annual audit of the Fund’s financial statements for the fiscal year in which such repurchase offer’s Valuation Date occurred.”

38.	Comment: On page 60, the first sentence of the first bullet point states that the value of Shares being repurchased will be determined as of a date determined by the Board, the Valuation Date. Please specify what date is the Valuation Date.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (added text underlined):

“The value of Shares being repurchased will be determined as of a date, determined by the Board, in its sole discretion, (the “Valuation Date”), which is expected to be on or about each December 31, March 31, June 30 and September 30, and any such repurchase will be effected as of the Valuation Date (the “Repurchase Date”).

39.	Comment: The bullet points on pages 60 to 61 do not clearly set forth the sequence and timing of repurchase procedures for a repurchase offer from start to finish. Please disclose the procedures and timing of a repurchase offer with clarity and detail, including the sequence of dates on which the various events occur. Also, please revise the first, second and third bullet points on page 61, as necessary, to be consistent with the revisions made in response to comment 37 in this letter.

Response: The Fund respectfully notes that the above-referenced bullet points provide the Fund’s additional repurchase procedures, as stated in the paragraph immediately before the above-referenced bullet points, which states “In light of liquidity constraints associated with many of the Fund Investments and the fact that the Fund may have to liquidate interests in such investments to fund the repurchase of Shares and due to other considerations applicable to the Fund, the Fund expects to employ the following additional repurchase procedures.” The Fund supplementally confirms that further detailed disclosures of the procedures and timing of a repurchase offer will be disclosed in each of the Fund’s SCHEDULE TO filings.

The Fund confirms that conforming revisions have been made to the above-referenced bullet points for consistency with the response to Comment #37 above.

40.	Comment: On page 62, the second sentence of the second full paragraph states that the Fund is permitted to allocate to Shareholders whose Shares are repurchased, costs and charges imposed by the Portfolio Fund in connection with Fund Investments, if the Sub-Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. These costs and charges that the Fund would allocate to Shareholders appear to be similar in purpose to the Early Repurchase Fee. Both these costs and charges and the Early Repurchase Fee are paid to the Fund. Please confirm that these costs and charges will be assessed in a manner consistent with the disclosure that the Early Repurchase Fee will not exceed 2.00% of the repurchased amount. If the Fund is able to so confirm, please show us how the Fund will disclose in the fee table the costs and charges imposed by Portfolio Funds, or otherwise incurred in connection with the Fund’s investments that are allocated to repurchasing Shareholders.

Response: The Fund supplementally confirms that these costs and charges will be assessed in a manner consistent with the disclosure that the Early Repurchase Fee will not exceed 2.00% of the repurchased amount. The Fund further supplementally confirms that the costs and charges imposed by Portfolio Funds, or otherwise incurred in connection with the Fund’s investments that are allocated to repurchasing Shareholders, will be disclosed under “Other Expenses” in the Fund’s fee table. The maximum amount of any such charges is 2.00% of the value of the shares repurchased. The Fund has revised the above-referenced paragraph as follows in the Revised Registration Statement (added text underlined):

“Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Fund in connection with Fund Investments, if the Sub-Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges. Such costs and charges will only be assessed such that these costs and charges combined with the Early Repurchase Fee, together, do not exceed 2.00% of the repurchased amount. Additionally, as described above, the Board may offer to repurchase at a discount to net asset value under certain circumstances.”

Credit Facility (page 63)

41.	Comment: The first sentence of this section states that the Fund, or SPVs that are wholly-owned subsidiaries of the Fund, may enter into credit agreements. Please include such SPVs in the defined term “Subsidiary” on page 73 so that all disclosure regarding Subsidiaries, and comments 45 through 51 contained in this letter apply to SPVs.

Response: The Fund has made the requested changes in the Revised Registration Statement.

Purchasing Shares — Sales Charge — Class S Shares and Class D Shares (page 72)

42.	Comment: The second paragraph of this section states that investors may be able to buy Class S Shares or Class D Shares subject to a waived or reduced sales charge. Please specify which categories of entities or transactions identified in (i) through (iv) receive a waiver of the sales charge or a reduction of the sales charge. Also, such waivers and/or reductions apply to those purchasing Class S Shares or Class D Shares through a financial services firm that has a special arrangement with the Fund. Please identify the financial services firms that have special arrangements with the Fund and describe the waivers and reductions in sales charges available from each such firm. See Item 12(a)(2) of Form N-1A; IM Guidance Update No. 2016-06.

Response: The Fund has replaced the applicable paragraph in the Revised Registration Statement with the following:

“The Fund may elect to reduce, otherwise modify or waive the sales charges for Class S Shares or Class D Shares with respect to any investor on behalf of: (i) purchasers for whom the Advisers, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, domestic partners, children, grandchildren, siblings or any dependent of the employee or retired employee, as defined in Section 152 of the Code) of the Advisers, and any affiliates of the Advisers; (iii) Trustees and retired Trustees of the Fund (including spouses, children, and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Advisers or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares; (v) clients of brokers, dealers, investment advisers, financial planners or other financial services firms with which the Fund has a special arrangement; and (vi) participants in an investment advisory or agency commission program under which such participant pays a fee to an investment adviser or other firm for portfolio management or brokerage services. To receive a sales load waiver in conjunction with any of the above categories, an investor must, prior to the time of purchase, inform the Fund about the investor’s eligibility for the waiver of the sales load and give the Fund sufficient information to permit the Fund to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Memorandum.”

The Fund supplementally confirms that it does not have special arrangements with financial services firms for waivers and/or reductions of the sales charges for Class S Shares or Class D Shares at this time.

43.	Comment: The second sentence of the third paragraph of this section states that financial intermediaries may, in their sole discretion, reduce or waive the sales charges on a non-scheduled basis in individual cases. Please explain to us how the ability of financial intermediaries to do so is consistent with Rule 22d-1 under the 1940 Act and the disclosure requirements of Item 12(a)(2) of Form N-1A.

Response: The Fund has replaced the above-referenced sentence with the following disclosure in the Revised Registration Statement:

“Financial intermediaries may reduce or waive the sales charge under certain circumstances.”

Additional Information — Subsidiaries (pages 73 – 74)

44.	Comment: The first sentence of this section defines Subsidiary as “wholly-owned subsidiaries”. In light of the disclosure in the third sentence that indicates that the Fund may also create or acquire majority-owned subsidiaries, please revise this definition so that Subsidiary is defined to be both wholly-owned and majority-owned subsidiaries.

Response: The Fund does not intend to create or acquire majority-owned subsidiaries and has revised the applicable sentence as follows in the Revised Registration Statement (deleted text ~~struck~~ through).

“In addition, the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned ~~or majority-owned~~ by the Fund.”

45.	Comment: On page 74, please revise the first sentence to delete “foreign”. Please also confirm to us that any advisory agreement with a Subsidiary will be filed as an exhibit to the registration statement.

Response: The Fund has made the requested change in the Revised Registration Statement and supplementally confirms that any advisory agreement with respect to a Fund Subsidiary will be filed as an exhibit to the Fund’s registration statement.

46.	Comment: Please disclose the custodian of the Subsidiaries, if any.

Response: The Fund supplementally confirms that UMB Bank, n.a., the same service provider that serves as the primary custodian of the assets of the Fund, will serve as custodian to any Subsidiary. The Fund has added the requested disclosure in the Revised Registration Statement accordingly.

47.	Comment: Please disclose any Subsidiary’s principal investment strategies and principal risks that constitute principal investment strategies or principal risks of the Fund. Disclosure of the Fund’s principal strategies and principal risks should reflect the aggregate operations of the Fund and Subsidiaries.

Response: The Fund has added the following disclosure as the fourth paragraph beneath the heading entitled “ADDITIONAL INFORMATION – Subsidiaries” in the Revised Registration Statement:

“By investing in a Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The Portfolio Funds and other Fund Investments held by a Subsidiary are subject to the same risks that would apply to similar investments if held directly by the Fund. The Subsidiaries are subject to the same principal risks to which the Fund is subject (as described in this Memorandum). There can be no assurance that the investment objective of any Subsidiary will be achieved. The Subsidiaries are not registered under the Investment Company Act, but the Subsidiaries will comply with certain sections of the Investment Company Act and be subject to the same policies and restrictions as the Fund.”

48.	Comment: Please confirm to us that the financial statements of any wholly-owned or substantially- owned subsidiaries will be consolidated with those of the Fund.

Response: The Fund supplementally confirms that the financial statements of any wholly-owned or substantially–owned Subsidiary will be consolidated with the Fund’s financial statements.

49.	Comment: Please confirm to us if any of the Fund’s consolidated subsidiaries will be charging a management fee. If so, please confirm to us that the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund supplementally confirms that the Subsidiaries will not charge a management fee separate from that charged pursuant to the Investment Management Agreement between the Fund and Adviser. The financial statements of any Subsidiary will be fully consolidated into the Fund’s financial statements and, therefore, the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

50.	Comment: Please confirm to us that Subsidiaries and their boards of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund supplementally confirms that each Subsidiary and its board of directors (as applicable) will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

51.	Comment: If any Subsidiary is a foreign entity, please confirm to us that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund supplementally confirms that if any Subsidiary is a foreign entity, the Subsidiary and its board of directors (as applicable) will agree to designate an agent for service of process in the United States.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies (pages 1-2)

52.	Comment: On page 1, the last sentence states that the Fund’s investment policies and restrictions do not apply to the activities and the transaction of the Portfolio Funds. Please note that the Fund may not ignore the investments of underlying funds when determining whether the Fund is in compliance with its concentration policy. Please disclose that the Fund will consider the investments of underlying Portfolio Funds and other underlying investment companies (such as ETFs and BDCs) for purposes of determining compliance with the Fund’s concentration policy.

Response: The Fund has added the following disclosure immediately after the above-referenced sentence in the revised Registration Statement:

“However, the Fund will consider the investments of underlying Portfolio Funds and other underlying investment companies (such as exchange-traded funds and business development companies), to the extent that they are known to the Fund, when making additional investments. The Fund will not invest 25% or more of its total assets in one or more Portfolio Funds that it knows concentrate their assets in the same industry or group of industries.”

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

53.	Comment: In an appropriate location in the prospectus, please disclose (i) a summary of Section 2.10 of the Fund’s Declaration of Trust, including that such provision does not apply to claims brought under the federal securities laws; (ii) the exclusive forum provision in Section 9.1, including that such provision does not apply to claims brought under the federal securities laws; and (iii) that shareholders waive the right to a trial by jury (per Section 9.1). With respect to the exclusive forum provision, please also disclose in the prospectus the corresponding risks of such provision with respect to claims other than federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Fund has added the following disclosures within the section entitled “ADDITIONAL INFORMATION” in the Revised Registration Statement:

“Derivative Actions/Exclusive Forum

No person, other than a Trustee, who is not a Shareholder of the Fund or of a particular Class is entitled to bring any derivative action, suit or other proceeding on behalf of or with respect to the Fund or such Class. Further, each complaining Shareholder must have been a Shareholder of the Fund or the affected Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a person who was a Shareholder at that time and each complaining Shareholder must be a Shareholder of the Fund or the affected Class, as applicable, as of the time the written demand is made upon the Trustees. No Shareholder may maintain a derivative action with respect to the Fund or any Class of the Fund unless holders of at least ten percent (10%) of the outstanding Shares of the Fund, or 10% of the outstanding Shares of the Class to which such action relates, join in the bringing of such action.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Fund or any Class of the Fund only if the following conditions are met: (a) the Shareholder or Shareholders must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and (b) unless a demand is not required, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees will be entitled to retain counsel or other advisers in considering the merits of the request and will require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. If the demand for derivative action has been considered by the Board, and a majority of those Trustees who are not deemed to be Interested Persons of the Fund, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund or the affected Class, as applicable, the complaining Shareholders will be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board of Trustees determine that such a suit should be maintained, then the appropriate officers of the Fund will commence initiation of that suit, which will proceed directly rather than derivatively. The Board, or the appropriate officers of the Fund, will inform the complaining Shareholders of any decision reached in writing within ten business days of such decision having been reached.

A written demand upon the Trustees, as described above, must include at least the following: (a) a detailed description of the action or failure to act complained of and the facts upon which each such allegation is made; (b) a statement to the effect that the complaining Shareholder(s) believe that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the Fund or the affected Class, as applicable, and an explanation of why the complaining Shareholders believe that to be the case; (c) a certification that each complaining Shareholder was a Shareholder of the Fund or the affected Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a person who was a Shareholder at that time and each complaining Shareholder was a Shareholder of the Fund or the affected Class, as applicable, as of the time the written demand upon the Trustees, as well as information reasonably designed to allow the Trustees to verify that certification; and (d) a certification that each complaining Shareholder will be a Shareholder of the Fund or the affected Class, as applicable, as of the commencement of the derivative action. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

The Fund’s Declaration of Trust provides that each Trustee, officer and Shareholder irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund, the Declaration of Trust or the By-Laws, or asserting a claim governed by the internal affairs (or similar) doctrine will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, then any other court in the State of Delaware with subject matter jurisdiction, and irrevocably waives any right to trial by jury. The exclusive forum provision may require shareholders to bring an action in an inconvenient or less favorable forum. The exclusive forum and jury waiver provisions do not apply to claims arising under the federal securities laws.

GENERAL COMMENTS

54.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Fund acknowledges and understands the Staff’s comment.

55.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, other than the applications to issue multiple classes of Shares (referenced on prospectus cover page) and to co-invest with affiliates (referenced on page 26).

Response: The Fund confirms that it has not submitted, nor does it presently expect to submit, any exemptive application or no-action request in connection with the Fund’s registration statement, other than the applications for exemptive relief to issue multiple classes of Shares and to co-invest with affiliates.

56.	Comment: The response to this letter should be in the form of written correspondence and an amended registration statement reflecting changes made in response to these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund confirms that the response to this letter will be in the form of written correspondence and the Revised Registration Statement reflecting changes made in response to these comments.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams